UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Resolutions Adopted at the General Ordinary Shareholders’ Meeting and Extraordinary Shareholders’ Meeting for Grupo Aeroportuario Del Pacifico On April 22, 2022

GUADALAJARA, Mexico, April 25, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the following resolutions adopted at the Annual General Ordinary and Extraordinary Shareholders’ Meetings today, with a quorum of 82.9% and 86.0%, respectively:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

  In compliance with Article 28, Section IV of the Mexican Securities Market Law, the following were APPROVED:

    The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2021, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an unconsolidated basis in accordance with Mexican Financial Reporting Standards (“MFRS”), as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”), each based on the Company’s most recent financial statements for the fiscal year ended December 31, 2021, under both standards, as well as the 2021 Sustainability Report.

    Board of Directors’ opinion to the Chief Executive Officer’s report.

    Board of Directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

    Report on transactions and activities undertaken by the Company’s Board of Directors during the fiscal year ended December 31, 2021, pursuant to the Mexican Securities Market Law.

    The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law, as well as the ratification of the actions of the various committees, and release from further obligations.

    Report on the Company’s compliance with tax obligations for the fiscal year from January 1 to December 31, 2020, and an instruction to Company officials to comply with tax obligations corresponding to the fiscal year from January 1 and ended December 31, 2021, in accordance with Article 26, Section III of the Mexican Fiscal Code.

II. APPROVAL of the ratification of the actions by our Board of Directors and officers and release from further obligations in the fulfillment of their duties as approved by the governing bodies.

III. APPROVAL of the Company’s financial statements for the fiscal year from January 1 to December 31, 2021, on an unconsolidated basis, in accordance with MFRS for purposes of calculating legal reserves, net income, fiscal effects related to dividend payments and capital reduction, as applicable, and approval of the financial statements of the Company and its subsidiaries on a consolidated basis in accordance with IFRS for their publication to financial markets, with respect to our operations that took place during the fiscal year from January 1 to December 31, 2021; and approval of the external auditor’s report regarding both aforementioned financial statements.

IV. APPROVAL of the Company’s net income for the fiscal year ended December 31, 2021, reported in its unconsolidated financial statements, presented in agenda item III above and audited in accordance with MFRS, which was Ps. 5,811,099,785.00 (FIVE BILLION EIGHT HUNDRED ELEVEN MILLION NINETY-NINE THOUSAND SEVEN HUNDRED EIGHTY-FIVE PESOS 00/100 M.N.), the allocation of the entire amount towards increasing the Company’s retained earnings account, without separating an amount for the Company’s legal reserves, given that the account currently represents more than 20% of the historical common stock of the Company, thereby meeting the requirement established in Article 20 of the Mexican General Corporations Law. In addition, proposal to cancel from the Company’s current legal reserves such amount exceeding 20% of the historical common stock of the Company, in accordance with the requirements established in Articles 20 and 21 of the Mexican General Corporations Law and allocating said excess amount to the Company’s retained earnings account.

V. APPROVAL that from the retained earnings account pending application which amounts to a total of Ps. 10,529,179,720.00 (TEN BILLION FIVE HUNDRED TWENTY-NINE MILLION ONE HUNDRED AND SEVENTY-NINE THOUSAND SEVEN HUNDRED AND TWENTY PESOS 00/100 M.N.), a dividend be declared equal to Ps. 14.40 (FOURTEEN PESOS 40/100 M.N.) pesos per share, to be paid to the holders of each share outstanding on the payment date, excluding any shares repurchased by the Company in accordance with Article 56 of the Mexican Securities Market Law; any amounts of retained earnings pending application remaining after the payment of such dividend will remain in the retained earnings account pending application. The dividend will be payable in one or more installments within 12 (twelve) months after April 22, 2022.

VI. APPROVAL for the cancellation of any amounts outstanding under the Share Repurchase Program approved at the General Ordinary Shareholders’ Meetings that took place on April 27, 2021 and September 14, 2021, which amounts to Ps. 2,031,782,227.00 (TWO BILLION THIRTY-ONE MILLION SEVEN HUNDRED EIGHTY-TWO THOUSAND TWO HUNDRED TWENTY SEVEN PESOS 00/100 M.N.), approved, and approval of Ps. 2,000,000,000.00 (TWO BILLION PESOS 00/100 M.N.) as the maximum amount to be allocated toward the repurchase of the Company’s shares or credit instruments that represent such shares for the 12-month period following April 22, 2022, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VII. RATIFICATOIN of the four members of the Board of Directors and their respective alternates appointed by the Series BB shareholders as follows:

Propietary Members	Alternate Members
Laura Diez Barroso Azcárraga	Carlos Laviada Ocejo
María Ángeles Rubio Alfayate	Emilio Rotondo Inclán
Juan Gallardo Thurlow	Alejandro Cortina Gallardo
Eduardo Sánchez Navarro Redo	Carlos Alberto Rohm Campos

VIII. It is registered that there was no designation of person(s) that will serve as member(s) of the Company’s board of directors, by any holder or group of holders of Series B shares that owns, individually or collectively, 10% or more of the Company’s capital stock.

IX. RATIFICATION of Mr. Carlos Cárdenas Guzmán, Mr. Ángel Losada Moreno, Joaquín Vargas Guajardo, Mr. Juan Díez-Canedo Ruíz, Mr. Álvaro Fernández Garza and Mr. Luis Tellez Kuenzler, as members of the Board of Directors, designated by the Series “B” shareholders. In addition, Ms. Alejandra Palacios Prieto was designated. As of this date, the Board of Directors will be comprised as follows:

Propietary Members	Alternate Members
Laura Diez Barroso Azcárraga	Carlos Laviada Ocejo
María Ángeles Rubio Alfayate	Emilio Rotondo Inclán
Juan Gallardo Thurlow	Alejandro Cortina Gallardo
Eduardo Sánchez Navarro Redo	Carlos Alberto Rohm Campos
Carlos Cárdenas Guzmán	Not applicable
Ángel Losada Moreno	Not applicable
Joaquín Vargas Guajardo	Not applicable
Juan Diez-Canedo Ruíz	Not applicable
Álvaro Fernández Garza	Not applicable
Luis Tellez Kuenzler	Not applicable
Alejandra Palacios Prieto	Not applicable

X. RATIFICATION of Ms. Laura Diez Barroso Azcárraga as Chairwoman of the Company’s board of directors, and the designation of Mr. Carlos Laviada Ocejo as Alternate, in accordance with Article 16 of the Company’s by-laws.

XI. APPROVAL of (i) the compensation paid to the members of the Company’s Board of Directors during the 2021 fiscal year and (ii) the compensation to be paid to the Company’s Board of Directors for the 2022 fiscal year proposed by the Compensation and Nominations Committee.

XII. RATIFICATION of Mr. Álvaro Fernández Garza, as member of the Board of Directors designated by the Series “B” shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s bylaws.

XIII. RATIFICATION of Mr. Carlos Cárdenas Guzmán as President of the Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee will be comprised as follows:

Carlos Cárdenas Guzmán, President
Ángel Losada Moreno, Member
Joaquín Vargas Guajardo, Member

XIV. The report concerning compliance with Article 29 of the Company’s bylaws regarding acquisitions of goods or services or contracting of projects or asset sales that are equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

XV. Presentation of our Public Objectives for environmental, social responsibility and corporate governance of the Company for the year 2030.

XVI. APPROVAL of special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

EXTRAORDINARY SHAREHOLDERS’ MEETING

  APPROVAL to increase the Company's Common Stock, through the capitalization of the "Restatement effect of Common Stock" account, as recorded in the Company's unconsolidated financial statements as of December 31, 2021, in the amount of Ps. 8,027,154,754.00 (EIGHT BILLION TWENTY-SEVEN MILLION ONE HUNDRED AND FIFTY-FOUR THOUSAND SEVEN HUNDRED AND FIFTY-FOUR PESOS 00/100 M.N.).

  APPROVAL of the cancellation of 13,273,970 (THIRTEEN MILLION TWO HUNDRED SEVENTY-THREE THOUSAND NINE HUNDRED SEVENTY) Company’s treasury shares.

  APPROVAL to perform all corporate legal formalities required, including the amendment of SIXTH Article of the Company’s by-laws, derived from the adoption of resolutions at this Shareholders’ Meeting, to read as follows “SIXTH ARTICLE.- Common Stock. The common stock will be variable. The minimum fixed part of the capital is Ps. 8,197,535,635.20 (EIGHT BILLION ONE HUNDRED NINETY-SEVEN MILLION FIVE HUNDRED THIRTY-FIVE THOUSAND SIX HUNDRED THIRTY-FIVE PESOS 20/100 M.N.), represented by 512,301,577 (FIVE HUNDRED TWELVE MILLION THREE HUNDRED ONE THOUSAND FIVE HUNDRED SEVENTY-SEVEN) ordinary shares, nominative, of Class I and without expression of nominal value, fully subscribed and paid.”

  APPROVAL of special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 25, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer